                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      CHECKERS DRIVE-IN RESTAURANTS, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                          Title of Class of Securities

                                  162809-10-7
                                 (CUSIP Number)


                                Robert A. Wilson
                 Vice President, General Counsel and Secretary

                             CKE Restaurants, Inc.
                          1200 North Harbor Boulevard
                           Anaheim, California  92801
                              Tel. (714) 774-5796

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 22, 1996
            (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement. /x/

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  CKE Restaurants, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   IRS No. 33-0602639

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: WC

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  7,350,428(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  7,350,428(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        7,350,428(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.43%(2)

(14)    TYPE OF REPORTING PERSON:  CO

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 2 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  Fidelity National Financial, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   IRS No. 86-0498599

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: WC

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  2,108,262(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  2,108,262(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        2,108,262(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.91%(2)

(14)    TYPE OF REPORTING PERSON:  CO

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 3 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  William P. Foley, II
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  854,700(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  854,700(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        854,700(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.62%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 4 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  Carl Leo Karcher
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  569,800(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  569,800(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        569,800(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.09%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 5 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  Stephen C. Mahood
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  142,450(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  142,450(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        142,450(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .27%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 6 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  William A. Imparato
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  56,980(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  56,980(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        56,980(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .11%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 7 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  C. Thomas Thompson
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  28,490(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  28,490(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        28,490(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .06%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 8 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  Andrew F. Puzder
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  28,490(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  28,490(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        28,490(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .06%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 9 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  Carl A. Strunk
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  47,490(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  47,490(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        47,490(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .09%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1) Represents 19,000 shares of common stock and 28,490 warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 10 of 19 Pages

                                  SCHEDULE 13D


CUSIP NO.: 162809 10 7

(1)     NAME OF REPORTING PERSON:  Frank P. Willey
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: S.S. No. ###-##-####

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)     [ ]

        (b)     [X]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: PF

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:  142,450(1)

(8)     SHARED VOTING POWER:  0

(9)     SOLE DISPOSITIVE POWER:  142,450(1)

(10)    SHARED DISPOSITIVE POWER:   0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        142,450(1)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        SHARES:  [ ]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .27%(2)

(14)    TYPE OF REPORTING PERSON:  IN

---------------
(1)     Represents warrants to purchase shares of common stock.

(2) Based upon 51,768,480 shares of Common Stock outstanding as of October 24, 1996 as reported by the issuer in its 10-Q for the quarterly period ended September 9, 1996.



                               Page 11 of 19 Pages

ITEM 1. SECURITY AND ISSUER.

        This class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), with its principal executive offices located at Barnett Bank Building, 600 Cleveland Street, Eighth Floor, Clearwater, FL 34615.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by CKE Restaurants, Inc., a Delaware corporation ("CKE") and the following persons and entities who are parties to the Amended and Restated Credit Agreement dated as of November 22, 1996 (the "Credit Agreement") by and among Checkers, CKE, as agent, and the lenders identified therein: Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), William P. Foley, II, Carl Leo Karcher, Stephen C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk and Frank P. Willey (the "Reporting Lenders"). Mr. William P. Foley, II, is the Chairman of the Board and Chief Executive Officer of both Fidelity and CKE, and he owns 21.4% of the outstanding shares of common stock of Fidelity. A limited partnership whose general partner is controlled by Mr. Foley owns 21.4% of the outstanding shares of common stock of CKE, a corporation controlled by Mr. Foley owns 1.4% of the outstanding shares of common stock of CKE, and Fidelity owns 2.7% of the outstanding shares of common stock of CKE. Mr. Foley is a "controlling person" of Fidelity and CKE. (The disclosure of this information shall not be construed as an admission that Mr. Foley is the beneficial owner of any of the Common Stock beneficially owned by Fidelity or CKE either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes and such beneficial ownership is expressly disclaimed.) The Reporting Lenders have no agreement between or among themselves to act in concert with respect to Checkers or its securities which they beneficially own (other than certain registration rights granted by Checkers pursuant to a Registration Rights Agreement dated November 22,
1996 by and among Checkers and the lenders identified in the Credit
Agreement); however, the lenders under the Credit Agreement have acted and are expected to continue to act collectively from time to time for purposes related to the Credit Agreement. The filing of this statement is not to be construed as an admission by the Reporting Lenders that they constitute a "group" for purposes of Section 13(d) of the Exchange Act. The filing of this Statement shall not be construed as an admission that any Reporting Lender is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock which are beneficially owned by any other Reporting Lender and covered by this Statement.

        CKE is the parent of Carl Karcher Enterprises, Inc., Casa Bonita Incorporated and Summit Family Restaurants Inc. Carl Karcher Enterprises, Inc., along with its franchisees and licensees, operate 667 Carl's Jr. and 27 Rally's quick-service restaurants, primarily located in California, Nevada, Oregon, Arizona, Mexico and the Pacific Rim. Casa Bonita Incorporated operates 108 Taco Bueno quick-service restaurants in Texas and Oklahoma. Summit Family Restaurants Inc, has restaurant operations in nine western states, including 73 Company-operated and 24 franchised JB's Restaurants, 16 HomeTown Buffet restaurants and 6 Galaxy Diner restaurants.

        Information regarding the directors and executive officers of CKE is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of CKE are citizens of the United States. The principal address of CKE is 1200 North Harbor Boulevard, Anaheim, California 92801.

        During the last five years, neither CKE nor, to the best knowledge of CKE, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Fidelity is a national underwriter engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries.

        Information regarding the directors and executive officers of Fidelity is set forth on Schedule II attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule II, all of the directors and executive officers of Fidelity are citizens of the United States. The principal address of Fidelity is 17911 Von Karman Avenue, Suite 300, Irvine, California 92614.


                              Page 12 of 19 Pages

        During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule II attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The name, business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth below for each of the Reporting Lenders who is a natural person:

Name                            Business Address                        Present Principal Occupation
----                            ----------------                        ----------------------------
William P. Foley II             17911 Von Karman Avenue                 Chairman of the Board and Chief
                                Suite 500                               Executive Officer of each of CKE
                                Irvine, California 92614                and Fidelity

Carl Leo Karcher                72-875 Fred Waring Drive                President of CLK, Inc., a franchisee
                                Suite C                                 of Carl Karcher Enterprises, Inc.
                                Palm Desert, California 92660           a subsidiary of CKE

Stephen C. Mahood               500 Crescent Court                      Owner of Stephen C. Mahood
                                Suite 270                               Investments, Director of Fidelity
                                Dallas, Texas 75201

William A. Imparato             1515 East Missouri                      General Partner of Park West
                                Building A                              Development Company, Director
                                Phoenix, Arizona 85015                  of Fidelity

C. Thomas Thompson              1200 North Harbor Blvd.                 President and Chief Operating Officer
                                Anaheim, California 92801               of CKE and Vice Chairman and Chief
                                                                        Executive Officer of Checkers

Andrew F. Puzder                17911 Von Karman Avenue                 Executive Vice President, General
                                Suite 300                               Counsel and Assistant Secretary of
                                Irvine, California 92614                Fidelity

Carl A. Strunk                  17911 Von Karman Avenue                 Executive Vice President, Chief
                                Suite 500                               Financial Officer, Treasurer and
                                Irvine, California 92614                Assistant Secretary of Fidelity

Frank P. Willey                 17911 Von Karman Avenue                 President of Fidelity
                                Suite 500
                                Irvine, California 92614


                              Page 13 of 19 Pages

     Each Reporting Lender who is a natural person is a citizen of the United States. During the last five years, none of the Reporting Lenders who is a natural person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The obligation to file this Statement was triggered by the restructuring of $38.5 million aggregate principal amount of senior secured debt of Checkers by the Lenders pursuant to the Credit Agreement on November 22, 1996, on which date Checkers issued to the Lenders warrants to purchase a total of 20,000,000 shares of Common Stock of Checkers (of which warrants to purchase 11,310,540 shares of Common Stock were acquired by the Reporting Lenders) as consideration for such restructuring. The exercise price of the warrants is $.075 per share, which is payable in cash or, in certain circumstances, by shares of Common Stock of Checkers.

     In addition to the restructuring, CKE, KCC Delaware, a Delaware corporation ("KCC") and The Travelers Indemnity Company, a Delaware corporation ("Travelers") agreed to make short-term revolving credit advances in the aggregate amount of $2,500,000 (all of which have been made and remain unpaid as of the date of this Statement). Checkers is obligated to repay such advances in full on or prior to March 22, 1997; however, Checkers has the right to extend the maturity date for payment of such advances for up to three 30-day extension periods. For each such extension period, Checkers has agreed to issue to CKE, KCC and Travelers additional warrants to purchase 333,333 shares on a pro rata basis of Common Stock of Checkers at an exercise price to be determined in accordance with the provision of the Credit Agreement.

     On December 17, 1996, the Board of Directors of Checkers adopted resolutions approving an investment of up to $20,000,000 in cash by one or more of the Reporting Lenders in exchange for shares of common stock and preferred stock to be determined based on a purchase price not to exceed $1.32 (the closing price of the Common Stock, as reported on the NASDAQ National Market, on December 16, 1996), less appropriate discounts for restricted shares. On January 17, 1997, the board appointed a special committee to oversee the transaction and hired Raymond James and Associates, Inc. to give the fairness opinion. The investment is expected to be completed within 30 to 45 days, subject to the negotiation of definitive agreements, receipt of a fairness opinion and other conditions customary to transactions of this nature. CKE's Board of Directors adopted resolutions approving the additional investment on December 18, 1996.

ITEM 4.  PURPOSE OF TRANSACTION

     Each of the Reporting Lenders acquired the Warrants to purchase shares of Common Stock which such Reporting Lender owns (see Item 5) for the purpose of facilitating a significant investment in Checkers. CKE has also given consideration on a preliminary basis to various courses of action with respect to Checkers, including (i) causing CKE or a subsidiary or affiliate of CKE to acquire additional shares in a cash tender offer or exchange offer or in open market transactions or privately negotiated purchases; (ii) proposing a merger or similar transaction between CKE or an affiliate of CKE and the Company; and
(iii) seeking additional representation on the Company's Board of Directors. In connection with the restructuring of Checkers debt pursuant to the Credit Agreement, Messrs. Foley and Thompson and Terry Christensen (a designee of KCC) were elected to the Board of Directors of Checkers. Mr. Thompson was subsequently elected as the Vice Chairman of the Board and Chief Executive Officer of Checkers, Mr. Richard E. Fortman was elected President and Chief Operating Officer and Mr. Joseph N. Stein was elected to the position of Executive Vice President and Chief Administrative Officer. Certain of the Reporting Lenders may seek to acquire additional shares. The Reporting Lenders have not reached any conclusion as to any of the foregoing alternatives. Pending such conclusion or a determination to dispose of all or a portion of the warrants and/or any shares of Common Stock which they own, the Reporting Lenders will hold all of such shares as an investment.


                              Page 14 of 19 Pages

        The Reporting Lenders intend to work with Checkers in an effort to improve the value of the Common Stock and the financial condition and results of operations of Checkers and to that end may suggest changes in management, staffing levels or sales of specific restaurant assets. The Reporting Lenders intend continuously to review their investments in Checkers and may in the future change their present course of action and decide to pursue one of the alternatives discussed in the first paragraph of this Item 4. In pursuing the first of such alternatives, CKE may seek control of the Company or may merely seek to increase its investment in the Company without obtaining control. The Reporting Lenders may determine to dispose of all or a portion of the shares of Common Stock which they now own or may hereafter acquire. In reaching any conclusion as to the foregoing, the Reporting Lenders will take into consideration various factors, such as Checker's business and prospects, other developments concerning Checkers including, but not limited to, the attitude of the Board of Directors and management of Checkers, other business opportunities available to the Reporting Lenders and their affiliates, developments with respect to the Reporting Lenders' businesses and the businesses of their affiliates, general economic conditions, and money and stock market conditions.

        Other than as described above, the Reporting Lenders have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Checkers, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) This information is hereby incorporated by reference as described in points 7-13 of the cover page for each Reporting Lender.

        (b) Each Reporting Lender will have the sole power to vote direct the voting of, dispose of and direct the disposition of any Common Stock when acquired by it.

        (c) None of the Reporting Lenders has effected any transactions between September 12, 1996 and January 24, 1997 except Carl A. Strunk who purchased 4,000 shares of common stock at $1.25 on November 26, 1996, 10,000 shares of common stock at $1.25 on November 26, 1996 and 5,000 shares of common stock at $1.25 on November 27, 1996.

        (d)     Not applicable.

        (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each Reporting Lender is a party to the Credit Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


                              Page 15 of 19 Pages

24      Power of Attorney for William P. Foley, II, Carl Leo Karcher, Stephen
        C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk and Frank P. Willey.

99.01 Amended and Restated Credit Agreement dated as of November 22, 1996, among Checkers Drive-In Restaurants, Inc. and the Lenders, including the Reporting Lenders.

99.02 Registration Rights Agreement dated as of 11/22/96 among Checkers and the Lenders, including the Reporting Lenders.

99.03 Joint Filing Agreement among CKE, Fidelity, William P. Foley, II, Carl Leo Karcher, Stephen C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder, Carl A. Strunk and Frank P. Willey.

99.04 The Press Release issued by Checkers, Fidelity and CKE dated November 22, 1996.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CKE RESTAURANTS, INC.
        January 24, 1997


                                        By:  /s/ Robert A. Wilson
                                            ----------------------
                                                 Robert A. Wilson
                                                 Vice President, General Counsel
                                                 and Secretary


                              Page 16 of 19 Pages

                                                                SCHEDULE I


            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

        The names, present principal occupations and business addresses of the directors and executive officers of CKE are set forth below. If no address is given, the director's or executive officers's business address is that of CKE. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CKE. Each of the named individuals is a citizen of the United States.


DIRECTORS OF CKE:
-----------------

William P. Foley, II, Chairman and Chief Executive Officer, CKE

Carl N. Karcher, Chairman Emeritus, CKE

W. Howard Lester, Chairman and Chief Executive Officer, Williams-Sonoma, Inc., 3250 Van Ness, San Francisco, CA 94109

Frank P. Willey, President, Fidelity

Peter Churm, Chairman Emeritus, Furon Company, 29982 Ivy Glenn Drive, Laguna Niguel, CA 92677

Daniel D. (Ron) Lane, Chairman and Chief Executive Officer, Lane/Kuhn Pacific, Inc., 14 Corporate Plaza, Newport Beach, CA 92660

Carl L. Karcher, President, CLK, Inc., 73-101 Highway 111, Suite 1, Palm Desert, CA 92260

Byron Allumbaugh, Chairman, Ralphs Grocery Company, 1100 West Artesia Boulevard, Compton, CA 90220


EXECUTIVE OFFICERS OF CKE:
--------------------------

William P. Foley, II, Chairman and Chief Executive Officer

C. Thomas Thompson, President and Chief Operating Officer

Robert E. Weaton, Executive Vice President

Rory J. Murphy, Executive Vice President, Restaurant Operations

Robert W. Wisely, Senior Vice President, Marketing

Loren C. Pannier, Senior Vice President, Investor Relations

Richard C. Celio, Senior Vice President, Development

Robert A. Wilson, Vice President, General Counsel and Secretary


                              Page 17 of 19 Pages

                                                                SCHEDULE II

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

        The names, present principal occupations and business addresses of the directors and executive officers of Fidelity are set forth below. If no address is given, the director's or executive officers's business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Fidelity. Each of the named individuals is a citizen of the United States.

DIRECTORS OF FIDELITY NATIONAL FINANCIAL, INC.:

William P. Foley, II, Chairman of the Board, Chief Executive Officer

Frank P. Willey, President

William A. Imparato, General Partner, Park West Development Company, 1515 East Missouri, Building A, Phoenix, AZ 85015

Daniel D. (Ron) Lane, Chairman, Lane/Kuhn Pacific, 14 Corporate Plaza, Newport Beach, CA 92660

J. Thomas Talbot, Owner, The Talbot Company, 500 Newport Center Drive, Suite 900, Newport Beach, CA 92660

Cary H. Thompson, Chief Operations Officer, Aames Financial Corporation, 3731 Wilshire Boulevard, 10th Floor, Los Angeles, CA 90010

Stephen C. Mahood, Owner, Stephen C. Mahood Investments, 500 Crescent Court, Suite 270, Dallas, TX 75201

Donald M. Koll, Koll Company, 4343 Von Karman Avenue, Newport Beach, CA 92660


EXECUTIVE OFFICERS OF FIDELITY NATIONAL FINANCIAL, INC.:

William P. Foley, II, Chairman of the Board, Chief Executive Officer

Frank P. Willey, President

Andrew F. Puzder, Executive Vice President, General Counsel, Assistant Secretary

Patrick F. Stone, Executive Vice President

Carl A. Strunk, Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary

Raymond R. Quirk, Vice President

M'Liss Jones Kane, Senior Vice President, Corporate Counsel, Corporate Secretary

Gary R. Nelson, Vice President



                              Page 18 of 19 Pages

                                 EXHIBIT INDEX

24      Power of Attorney for William P. Foley, II, Carl Leo Karcher, Stephen
        C. Mahood, William A. Imparato, C. Thomas Thompson, Andrew F. Puzder,
        Carl A. Strunk and Frank P. Willey.

99.01 Amended and Restated Credit Agreement dated as of November 22, 1996, among Checkers and the Reporting Lenders.

99.02 Registration Rights Agreement dated as of 11/22/96 among Checkers and the Lenders, including the Reporting Lenders.

99.03   Joint Filing Agreement among CKE, Fidelity, William P. Foley, II, Carl
        Leo Karcher, Stephen C. Mahood, William A. Imparato, C. Thomas Thompson,
        Andrew F. Puzder, Carl A. Strunk and Frank P. Willey.

99.04   The Press Release issued by Checkers, Fidelity and CKE dated
        November 22, 1996.

                              Page 19 of 19 Pages